UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3/A
RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 6)
CKX, INC.
(Name of the Issuer)
CKX, INC.
THE PROMENADE TRUST
PRISCILLA PRESLEY
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)

Howard J. Tytel	David E. Shapiro
CKx, Inc.	Wachtell, Lipton, Rosen & Katz
650 Madison Avenue	51 West 52nd Street
New York, New York 10022	New York, New York 10019
Telephone: (212) 838-3100	(212) 403-1000

Michael A. Woronoff
Proskauer Rose LLP
2049 Century Park East, Suite 3200
Los Angeles, California 90067-3206
Telephone: (310) 284-4550
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)
     This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☑	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transaction Value(1)	Amount of Filing Fee(2)
$511,409,101.50	$59,375.00

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 92,613,473 shares of common stock, par value $0.01 per share, at $5.50 per share. The transaction value also includes the aggregate offer price for 370,000 shares of common stock estimated to be issuable pursuant to outstanding options with an exercise price less than $5.50 per share, which is calculated by multiplying the number of shares underlying such outstanding options by an amount equal to $5.50 minus the weighted average exercise price of such options.

(2)	The amount of the filing fee is calculated in accordance with Fee Rate Advisory #5 for Fiscal Year 2011 issued by the SEC, effective December 27, 2010, by multiplying the Transaction Value by 0.00011610.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$59,375

Form or Registration No.:	Schedule TO-T

Filing Party:	Colonel Holdings, Inc., Colonel UK Holdings Limited, Colonel Offeror Sub, LLC, Colonel Merger Sub, Inc., Apollo Management VII, L.P., CKx, Inc., Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley

Date Filed:	May 17, 2011

Item 16: Exhibits
SIGNATURE

     This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Rule 13e-3 Transaction Statement on Schedule 13E-3, filed on May 20, 2011 with the Securities and Exchange Commission (the “SEC”) by CKx, Inc., a Delaware corporation and the issuer of common stock that is subject to the transaction, The Promenade Trust and Priscilla Presley as amended by Amendment No. 1 filed with the SEC on May 23, 2011, Amendment No. 2 filed with the SEC on June 2, 2011, Amendment No. 3 filed with the SEC on June 7, 2011, Amendment No. 4 filed with the SEC on June 9, 2011 and Amendment No. 5 filed with the SEC on June 10, 2011 (as previously amended, the “Schedule 13E-3”), relating to the tender offer by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes. The Offer is on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 and in the related letter of transmittal, contained in the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc., Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011 as amended by Amendment No. 1 filed with the SEC on May 24, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 3, 2011, Amendment No. 4 filed with the SEC on June 7, 2011 and Amendment No. 5 filed with the SEC on June 9, 2011. In connection with the Offer to Purchase, the Company filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on May 18, 2011 as amended by Amendment No. 1 filed with the SEC on May 23, 2011, Amendment No. 2 filed with the SEC on June 1, 2011, Amendment No. 3 filed with the SEC on June 2, 2011, Amendment No. 4 filed with the SEC on June 7, 2011, Amendment No. 5 filed with the SEC on June 8, 2011 and Amendment No. 6 filed with the SEC on June 13, 2011 (as amended, the “Schedule 14D-9”).
     The information set forth in the Schedule 14D-9 is expressly incorporated herein by reference only to the extent such information is required in response to the items of this Schedule 13E-3. Except as specifically set forth herein, the Schedule 13E-3 remains unchanged. Capitalized terms used but not defined in this Amendment No. 5 have the meanings ascribed to them in the Schedule 14D-9.
Item 16: Exhibits
     Item 16 of the Schedule 13E-3 is hereby amended and supplemented by replacing Exhibit (a)(2)(f) in its entirety with the following:

Exhibit
No.	Description
(a)(2)(F)	Presentation of Gleacher & Company Securities, Inc., dated May 9, 2011 (incorporated by reference to Exhibit (a)(2)(F) of Amendment No. 6, filed by CKx, Inc. on June 13, 2011, to the Schedule 14D-9). †

†	Certain portions of this document have been omitted pursuant to a confidential treatment request.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 13, 2011

CKX, INC.
By:	/s/ Kelly S. Pontano
	Name:	Kelly S. Pontano
	Title:	Senior Counsel & Vice President

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: June 13, 2011

THE PROMENADE TRUST
By:	/s/ Barry Siegel
	Name:	Barry Siegel
	Title:	Trustee, The Promenade Trust

/s/ Priscilla Presley
Priscilla Presley